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SEC FILE NUMBER
8-70266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: iM Global US Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2301 Rosecrans Avenue, Suite 2150
(No. and Street)

(City)	(State)	(Zip Code)
El Segundo	California	90245

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Joseph Kelly	(323) 372-2266	j.kelly@imgp.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLC
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
180 Park Avenue, Suite 200	Florham Park	NJ	07932

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
November 2, 2005	2468

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Kelly _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iM Global US Distributors, LLC _____, as of December 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Joseph Kelly*

Title: Chief Executive Officer - iM Global US Distributors, LLC

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



iM Global US Distributors, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

December 31, 2025

imgp.com



Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Managers
iM Global US Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iM Global US Distributors, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of iM Global US Distributors, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iM Global US Distributors, LLC's management. Our responsibility is to express an opinion on iM Global US Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iM Global US Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as iM Global US Distributors, LLC's auditor since 2019.
Florham Park, New Jersey
February 27, 2026



II. Statement of financial condition

December 31, 2025
(Expressed in United States dollars)

	2025
ASSETS	
Current assets	
Cash	$ 2,439,236
Due from clients	327
Prepaid expenses	43,439
Current federal tax receivable	248,102
Deferred tax asset	13,834
Total assets	**$ 2,744,938**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 46,084
Due to affiliates	513,101
Tax payables	7,341
Total liabilities	**566,526**
Member's equity	2,178,412
Total liabilities and member's equity	**$ 2,744,938**

See notes to financial statement

III.   Notes to Financial Statement

A.   Nature of operations

Nature of Operations

iM Global US Distributors, LLC (the "Company") is a Delaware limited liability company formed on December 5, 2018, and is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").   The Company was approved by FINRA to operate as a registered broker dealer on October 9, 2019.   The Company's operations consist primarily of providing marketing and distribution services to financial intermediaries and institutions.

The Company is a wholly owned subsidiary of iM Global Partner SAS (the "Parent").   Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. Pursuant to the Company's limited liability agreement, the Company will continue indefinitely, or at such an earlier time as determined by the member.

B.   Summary of significant accounting policies

Basis of Accounting

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The financial statements include the operations, assets and liabilities of the Company.   In the opinion of the Company's management, the accompanying financial statements contain adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates

The preparation of financial statements and disclosures are in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.   Estimates and assumptions are reviewed periodically, and the effects of revision are reflected in the period in which they are determined to be necessary.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a corporation for tax purposes. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Company.

The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes.   Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Notes to the Financial Statements December 31, 2025

The Allowance for Credit Losses

FASB ASC 326, Financial Instruments – Credit Losses, requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from customers), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Recently Issued and Effective Accounting Pronouncement

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The Company adopted the new guidance on a prospective basis. As a result, the disclosures presented for the year ended December 31, 2025, reflect the requirements of ASU 2023-09. The adoption of ASU 2023-09 did not have an impact on the Company's financial position, results of operations, or cash flows. The standard affect Disclosure only.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This guidance will improve the disclosures regarding a public business entity's expenses by requiring 1) disclosure of the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (d) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption, 2) inclusion of certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements, 3) disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and 4) disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments in this guidance will be effective for the Company for annual period beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The guidance will have no net impact on the Company's financial position, results of operations, or cash flows.

C. Related-party transactions

The Company primarily services its affiliates, iM Global Partner Group entities and its affiliated partners, upon execution of fund marketing agreements. During the year ended December 31, 2025, revenues earned from affiliates were $3,049,156. As of December 31, 2025, the Company's accounts receivable arising from contracts with customers amounted to $15,187, compared to $1,332,936 as of December 31, 2024.

Notes to the Financial Statements December 31, 2025

Related-party transactions *(Continued)*

Such receivables consisted of $14,860 related to fund marketing services provided to its affiliate (December 31, 2024: $1,325,185) and $327 related to services provided to third-party clients (December 31, 2024: $7,751).

The Company also participates in an expense sharing agreement with its affiliate, iM Global Partner Fund Management, LLC, whereby the affiliate provides administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker-dealer activities plus a monthly fixed overhead charge. For the year ended December 31, 2025, total expenses allocated to the Company under this agreement were $380,061.

As of December 31, 2025, total fees due to the affiliate were approximately $527,961 for administrative services provided. The receivable balance was offset with $14,860 due from the affiliate for rendered services provided to the affiliate resulting to a net balance of $513,101 presented on the statement of financial condition as "Due to affiliates, net".

D. Equity

On September 25, 2025, the Company distributed $450,000 dividends from its excess of cash to its sole shareholder iM Global Partner SAS.

At December 31, 2025, the Company has one class of membership units allocated amongst one member.

E. Income tax

The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liability or assets between years.

Statement of financial condition related to income taxes were as follows as of December 31, 2025:

Current federal tax receivable / (payable)	$	248,102
Current state tax receivable / (payable)		(7,341)
Current income tax receivable / (payable)		240,761
Deferred federal tax asset/(liability)		13,739
Deferred state tax asset/(liability)		95
Total Deferred tax asset, net	$	13,834

At December 31, 2025, the Company had no remaining Federal or State net operating loss carryforwards. The Company's net deferred tax asset of approximately $14,000 at December 31, 2025, stems from temporary differences related to the amortization of intangible assets.

Notes to the Financial Statements December 31, 2025

Income tax *(Continued)*

At December 31, 2025, the Company had no valuation allowance against its intangible-related deferred tax asset, as management believes that realization of the deferred tax asset is more likely than not based on the history of positive earnings and future expectations of taxable income.

The items that give rise to the deferred tax balances at December 31, 2025, were as follows:

Deferred tax assets:		
Intangibles	$	13,834
NOL		-
Total Deferred tax asset		13,834
Deferred tax liability:		
Total Deferred tax liability		-
Total Deferred tax asset, net	$	13,834

The Company's effective tax rate of 19% differs from the statutory rate of 21% due primarily to state and local taxes. The Company files a federal tax return on a standalone basis and files a combined unitary basis California return with its affiliates. The Company has calculated its financial statement taxes on a standalone basis pursuant to a tax sharing agreement.

For the year ended December 31, 2025, the current and deferred components of the income tax expenses (benefit) from continuing operations were as follows:

Current income tax expense / (benefit)		
Federal	$	360,610
State & Local		(62,386)
Current income tax expense / (benefit)		298,224
Deferred income tax expense / (benefit) Federal		1,567
Deferred income tax expense / (benefit) State		4,995
Deferred income tax expense		6,562
Income tax expense / (benefit)	$	304,786

For the year ended December 31, 2025, the Company's domestic income before income taxes was $304,786. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

Notes to the Financial Statements December 31, 2025

Income tax *(Continued)*

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Federal tax on income	334,866	21.00%
State Taxes	(44,290)	6.98%
Return to Provision	14,209	
Total income tax expense	304,786	27.98%

The Company operates in and is subject to income taxation across various state and local jurisdictions within the United States. For the current reporting period, California and Florida collectively represent the largest portion of this category (greater than 50 percent) of the tax effect of this category.

The Company's federal income tax returns for the four years prior to 2021 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

F.   Concentration of credit risk

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfil contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies related by common ownership. In the event counterparties do not fulfill their obligations, the Company
may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established as of the year ended December 31, 2025.

Risks and Uncertainties

The company is exposed to financial markets evolution and their related risks as a securities broker-dealer. Management will continue to monitor and anticipate, where possible, the evolution of such risks and their potential impact on the Company and its stakeholders.

G.   Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, that provides marketing and distribution services, which is comprised of several classes outlined in Note A. The Company has identified

its Chief Executive Officer (CEO), as the chief operating decision maker ("CODM"). CODM manages the Company's business activities using the significant net income information referenced in the statement of operations.

Additionally, the CODM uses excess net capital (see Note H), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets. The segment revenue, expenses, and net income information are included in the Company's statement of operations. Significant expenses primarily comprise of shared expenses contracted with the affiliate for overhead costs such as office rent and designated employee salaries for their time allocation to the Company's operations.

H.   Net capital requirements

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital which requires a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, in the year of operation. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had a net capital of $1,872,723 which was $1,834,956 above its required net capital of $37,768. At December 31, 2025, the Company's percentage of aggregate indebtedness to net capital ratio was 0.30 to 1.

I.   Computation for determination of reserve requirements

The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A, 8 of the related FAQ issued by the SEC staff. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers and does not carry Proprietary ("PAB") Accounts.

J.   Subsequent events

The Company has performed an evaluation of events that occurred after December 31, 2025, and through February 27, 2026, the date of the filing of this report. The CEO of the Company resigned on 14 January 2026, with effect February 2, 2026, and was replaced by a new CEO on that date.